

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 18, 2008

Mail Stop 7010

<u>**Via U.S. mail**</u>

Fortunato Villamagna
Chief Executive Officer
UTEC, Inc.
2420 Springer Drive, Suite 110
Norman, Oklahoma 73069

Re: **UTEC, Inc.**
        Form 10-12G Amendment No.1
        Filed on: July 2, 2008
        File No.: 000-53241

Dear Mr. Villamagna:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. <u>Please be as detailed as necessary in your explanation</u>. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. As noted in our letter dated May 27, 2008, since you did not withdraw the Form 10 within 60 days of the original filing under Section 12(g), your registration statement became effective through operation of law on July 14, 2008. Please note that in addition to responding to our comments on the Form 10 you are subject to the reporting requirements of the Exchange Act. Therefore, please file your June 30, 2008 Form 10-Q by August 28th, 45 days after the Form 10 became effective.

2. We note in your response to comment 2 to our letter dated April 28, 2008 that you have revised and re-filed as an exhibit a legal opinion relating to, among other

things, the authorization, issuance and sale of common stock issued pursuant to the registration statement on "Form 10 under the Securities Act of 1933." As previously requested, please tell us your intentions regarding the securities or transactions you are registering to ensure that you have selected the correct form and clarify why you have filed the legal opinion since the filing of Form 10 covers the registration of a class of securities and not a sale transaction.

Description of Business

3. We note your response to comment 3 in our letter dated April 28, 2008. However, you still do not provide independent support for several of your assertions about your competitive position. If you do not have appropriate independent support for these statements, please revise the language to make clear that this is your belief based on your experience in the industry. For example, under "Energetic Materials Business Unit," you state that "the company is one of a very few independent research and testing businesses in the world . . . capable of performing large scale underwater energy tests."

Corporate History

4. We note your response to comment 6 in our letter dated April 28, 2008. However, the diagram that you have included does not depict the business units or the relationships among the company and its affiliates. Please revise your disclosure to address our prior comment 6 in full, including a detailed description of the past and current relationships among Energetic Systems, Inc., UTEC, Inc. and Messrs. Villamagna and Taylor.

Business of Issuer

5. Please correct the August 24, 2004 reference, or otherwise describe the company's activities and the nature of its business from November 8, 1993 through August 24, 2004.

6. Your response letter seems to indicate that you have revised the filing in response to comment 8 of our April 28, 2008 letter; however, we are unable to locate the relevant disclosures. Please address our prior comment 8 in your next amendment.

Energetic Materials Business Unit

7. We note your revised disclosure in response to comment 13 of our April 28, 2008 comment letter. Please provide the basis for your statement that the company provides "testing, contract research and support services to most of the commercial explosives companies in North America" taking in consideration your

reliance on two main customers (we note your Concentrations discussion in subsection (k) of Note 1 to the consolidated financial statements). Please disclose here the exact percentages of revenues derived by your two top customers.

Hazardous Chemicals & Biological Waste Destruction

8. We note your revised disclosure in response to comment 10 of our April 28, 2008 letter. Please disclose, if true, that costs and effects of compliance with environmental laws are not expected to have a material adverse effect on your business.

Management Discussion and Analysis
General

9. You disclose that "all comparisons in this document are to original budget estimates prepared when the Company acquired the business." Please remove this reference and confirm to us that your discussion of the results of operations for 2007 versus 2006 compare UTEC, Inc. to the predecessor company.

10. Please revise your document to discuss the changes in financial condition and results of operations for the interim period as required by Item 303(B) of Regulation S-K.

Liquidity and Capital Resources

11. We note your response to prior comment 16. However, it does not appear that you were fully responsive to our comment. Please expand your discussion to address the reasons for your negative working capital at December 31, 2007. In this regard, please also disclose any trends that you anticipate will result in your liquidity increasing or decreasing in a material way in the next twelve months. Please also disclose the continuing availability of advances from Energetic Systems, Inc., LLC as discussed in footnote 5 of your December 31, 2007 financial statements.

Executive Compensation

Summary Compensation Table

12. The "Total" compensation for each named executive officer and director appears incorrect. Please see Item 402(n)(2)(x) of Regulation S-K regarding calculation of total compensation. Further, as initially raised in comment 23 of our April 28, 2008 letter, director compensation should be set forth in a separate table. Please revise your disclosures accordingly.

13. We note your reference in footnote (2) to the Summary Compensation Table to "Black Stone Management Services LLC." In Mr. Villamagna's biography paragraph, please describe his current affiliations with his management companies, Energetic Systems Inc., LLC and any other entities. Please provide similar disclosure for all your officers and directors. To the extent that Black Stone is a separate management company owned by Mr. Villamagna, pursuant to which he provides services to the company, please include appropriate disclosure under the Certain Relationships and Related Transactions section of the filing.

14. It is unclear why you are reporting Mr. Villamagna's number of option awards as "0" when in footnote (2) you disclose that Mr. Villamagna's management company is entitled to an option to purchase 250,000 shares of common stock. Please make the necessary changes to make your disclosures consistent.

15. We note your disclosure about the Redstone Management Services agreement in "Certain Relationships and Related Transactions" section of the filing. Please note that in accordance with Item 402(o)(1) of Regulation S-K, disclosure about employment arrangements should also be included in this section of the filing. Further, it seems that you have not filed the Redstone agreement as an exhibit. We reissue our prior comment 21.

Market Price of and Dividends on the Registrant's Common Equity and Other Member Matters

16. We reissue comment 29 of our April 29, 2008 letter with respect to compliance with Item 201(d) of Regulation S-K.

Recent Sales of Unregistered Securities

17. We note your revised disclosure here; however, it appears that you have not fully addressed comments 30 and 31 of our April 28, 2008 letter. Please address our prior comments 30 and 31 in your next amendment.

Exhibits

18. We note that you list in your exhibit index Exhibit 10.3, the CEO and Management Agreement; however, no Exhibit 10.3 has been filed on EDGAR.

- Please ensure that you file with your next amendment all of the missing exhibits, including the agreements with your related parties.

- We note your response to comment 32 of our April 28, 2008 letter. Since Orica is one of your major customers (we note your disclosure in the third paragraph of your Energetic Materials Business Unit), and the agreement has a five year term, it appears that the Hallowell technical services agreement represents a material contract to the business. Further, you may request confidential treatment of information in the agreement, which you believe may cause you competitive harm. See Staff Legal Bulletin 1 (Feb. 28, 1997) for information on how to file a confidential treatment application. Please file this exhibit or tell us why you believe it is not material.

- We are unable to find the amendment to the articles of incorporation which designates shares of Preferred Stock. Please tell us where it is located or file it with your next amendment.

March 31, 2008 Interim Financial Statements

Comparative Consolidated Statements of Operations

19. Please supplementally tell us whether your "cost of sales" line item includes the cost of services.

Comparative Consolidated Statements of Cash Flows

20. We note that your statement of cash flows for the three-month period ended March 31, 2007 shows cash and cash equivalents at the end of the period of ($472). Please revise your statement of cash flows as it is not appropriate to have a negative cash balance.

December 31, 2007 Audited Financial Statements

General

21. Please provide us copies of all the internal reports reviewed by your CODM.

Acquisitions

22. Please revise your note to disclose the value assigned to the restricted common stock and preferred stock used as consideration in the purchase of UTEC Corporation and the basis for determining that value pursuant to paragraph 51(d) of SFAS 141.

Contractual Obligations

23. We note your response to prior comment 39. However, it does not appear that you fully responded to our comment. In this regard, please supplementally tell us:

- whether any other services were provided by the agreement Ceramatec;

- how many shares were issued for the patent and each of the other services provided; and

- how you accounted for each of these transactions and the authoritative literature you used.

24. You mention in your note that "although the closing price of the stock on the effective date of the agreement was higher than the price used to value this contract the Company believes a more accurate estimate of the value of the stock is derived by calculating the value of the shares exchanged for acquiring UTEC Corporation." Please see our comment above regarding how you determined the fair value of the shares used as consideration for the purchase of UTEC Corporation.

25. Please also tell us the reason for the difference between the 900,000 common shares indicated on your consolidated statements of stockholders' equity and the 850,000 you have disclosed in your note.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dale Welcome, Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: James Parsons (via facsimile @ (425) 451-8568)
       Parsons/Burnett/Bjordahl LLP